Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 0:03 hello everyone welcome to the construction show by crownsman we're here filming episodes at con Expo in 0:10 Vegas we've got a special guest on today because they've been on the or Robert has been on the show a couple times with 0:16 different members of his team from zero knocks Robert Cruz is the president and co-founder of zero knocks and we're 0:23 going to talk about their expansion in the industry some exciting news they have on a new merger lots to cover here 0:29 it's always a good conversation when they're on and we're filming this episode At Con Expo in Fenner dunlop's 0:35 Booth so a quick thank you to them um they're actually one of our full-scale partners for 2023 so you'll 0:41 see them on multiple episodes um they're advertising on a lot of shows including this one and uh they'll be on 0:47 agriculture now coming out shortly so watch for that episode um and go to Fenner dunlopamericas.com 0:55 Robert welcome to the show oh thank you pleasure to be back yeah you kind of uh thanks for kind of teeing it up so we 1:02 could actually be here and do the episode it's we've we've done uh we've actually never met in person right well with covid right it did you do you kind 1:09 of have to do that yeah the the the uh the web the web style um but 1:15 um I mean your business has you you're one of the people I and I I 1:20 meet a lot of people in a lot of businesses with this job so um some people they I don't want to say 1:27 that they have it they have the dedication to making a business happen it was very clear from the beginning I The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 1:33 was talking you were one of those people um so but you've got some big news that I saw on LinkedIn that there's actually 1:39 been a merger for the company which must just be huge yeah and you know to the point you brought up we happen to be in 1:46 the right Market at the right time which is always uh awesome and so the news we 1:52 haven't quite done the merger yet what we've done is signed a business combination agreement with a company 1:58 called growth for good acquisition Corporation and so we're going to be going public uh with that merger 2:04 um hopefully sometime in in the summer of this year so a lot of excitement on 2:11 the Zero knock side allows us to grow as as a business allows us to scale as a 2:16 company and of course anytime that you find a partner that that you want to be 2:22 with long term that's exciting as well to help grow what the mission is here at 2:28 zero knocks which is to become this preeminent EV partner you know to these 2:34 manufacturers and large fleets what what steps leading up to this I mean you I 2:40 assume this is this was a step that you've wanted to take for a long time right so was it 2:46 did you have to model the business in a certain way I mean I I wouldn't even know where to start to do that and I'm 2:51 sure a lot of people watching wouldn't so I'm just curious to sort of that how to build those two the last two years getting to a place where when the right 2:57 partner came along it could actually be set up I think it's fair to say that I was probably fairly naive to the process 3:03 itself so it's been an awesome learning experience uh to go through but we did 3:10 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com realize that we wanted to make a public play that we wanted to grow as a company and seeing this opportunity as we talked 3:17 about this I think uh the last time that we were on I mean our initial idea at 3:22 zero knocks was to help our local community our local AG community and the advanced electric powertrain side and 3:29 then it opened up this world of opportunity where now we have Global reach and and we just saw what a market 3:35 opportunity that was and so as we're as we you know realized that hey we needed 3:40 to grow this was the way to do that now it in the past 12 to 18 months you know capital and 3:47 these opportunities have have really kind of uh been on edge because of the economy yeah um and so recently I'd say 3:55 uh in the fall of 2022 um opportunities started reopening again 4:01 and we had looked at uh this back Play Just Because of um the opportunity that it had and and 4:08 there were these spat companies who were specifically looking I should mention this back as a special purpose 4:13 acquisition company that was nodding like I knew I didn't know what the term was so I was like okay and again I didn't know what it was three years ago 4:20 so it's a blank check company that is is looking for a Target company in a in a 4:25 specific industry so in our case they were looking for you know someone in the clean tech industry so there's they're 4:32 backed by a lot of investors um you know who who maybe want to look for that that company that is has an 4:39 impact in uh you know emission reduction Etc yeah and so that's the that's the 4:45 outlet that we were looking at and then in the fall of 2022 um we we started having those 4:51 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com conversations with a few of these different SPAC potential partners and we 4:57 found one that we really liked I you know going to like what's this process like I would say it's a lot like uh 5:04 marriage where you know there's the the dating ahead of time because you're like I'm gonna be with this person for a long 5:11 time so I better make sure that there's that mission alignment that I that we like each other 5:17 um and so that was certainly the case in this process is like that more like 5:23 speed dating I would say because it began in the fall 22 but yeah is it is it what is it love at first sight or is 5:29 there really a a process of because I'll actually back up a bit I I've learned in 5:35 business that sometimes this is very early days of you sometimes the the 5:41 overly friendly people it goes up to a lot of nowhere um and you've got to go to work to get 5:47 people that are really and they're not always going to be you know the most exciting to talk to in that but they they do the work you know and you have 5:54 to really sort of take your time to get to know them um again just now going over to what you're doing like that is it is it kind 6:01 of fireworks off the beginning or is it really a feeling out process from both sides and just in your case I know it's 6:07 different for different ones in our case it was interesting it was it was a love at first sight we the first conversation 6:13 that we had I'd say really the first two conversations that we had with their team we just not only did we hit it off 6:20 really well with you know uh with their people like on a personal level on a 6:25 personal level exactly but we we started talking about the projects that we were that we were doing you know our project The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 6:31 in in Ghana and every project we brought up you know they had you know some 6:36 relationship or some connection to bring up um you know in their Network as well so 6:42 it was just like wow like all these different connections that you have all the projects that we have going on and 6:48 it it right off the bat I think we realized together that hey there's really something here 6:54 um and so you know I would say after especially after our second conversation with them and we had talked with a few 7:01 other SPAC partners and you know great you know there was a lot of great people 7:06 but it wasn't that same could you tell that right away too like was it pretty apparent quite quickly that these all 7:13 weren't a good fit um or is that harder to tell yeah that was hard to tell I wouldn't say they 7:18 didn't feel like they were weren't the right fit but it it wasn't the same excitement or 7:24 um you know the the same connection that we had uh with the the growth for good team and so I remember getting off one 7:33 of the calls and Vaughn you know the co-founder the other co-founder were like wow this is this is exactly what 7:40 we're looking for right and you know for us you know we started this company on the backs of our local community so we 7:46 don't have like you know your institutional investors and VCS yeah all of our shareholders were local AG 7:52 business folks that we knew personally right and so it was a the the this whole 7:58 process was very it's much more personal for us because it wasn't like uh right we're looking to write off into the 8:03 sunset it was we're looking for another partner to bring in that that shares the The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 8:09 same values and convictions and vision that we have for uh the company and what we're doing 8:15 um so that it was extra important to us that there was that fit in those ways let's talk about our heavy industry tour 8:22 brought to you by Savana equipment supplying mining equipment worldwide we are heading to events across North 8:28 America Africa and Australia and filming episodes on location email us at info 8:33 crownsman.com to be part of our crowdsman's heavy industry World Tour when you see the orange iron of a 8:39 ditchwitch machine out in the field you can be sure of one thing a job is getting done as the leading manufacturer 8:44 of underground construction equipment ditch which has been a catalyst of innovation for the industry since the day they were founded and with a 8:51 worldwide and world-class dealership Network that features over 175 dealerships across the globe this 8:57 equipment is backed by the best learn more at ditchwitch.com 9:02 dmh manufactures CNC lathes for sealed production semi-finished materials for seal manufacturing as well as machine 9:08 seals but they are much more than a seal manufacturer they Supply the technology for seal Manufacturing in the form of 9:14 machine seal software and tooling technology altogether this allows the simple manufacturing of nearly every 9:20 seal within the shortest amount of time the products are also used in a wide range of Industries such as mobile 9:26 Hydraulics mining industry heavy industry Machinery oil and gas wind energy renewable energy Aviation food 9:32 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com and pharmaceutical industry transportation and automotive industry to learn more you can visit them at 9:39 dmh.at seal Technologies of the future already today 9:44 what's the um again some of my experiences that when you you're putting together a deal 9:50 there's like there's the sometimes a really good beginning and then there's the end goal where you're trying to get to you both kind of know that but 9:56 they'll sometimes be a moment of Doubt yeah I guess that goes back to sounding like a relationship too it's 10:01 um do you in this process is there that sort of that that bog down period where now we gotta we gotta peel back the 10:08 numbers we got to look at exactly how this is going to shape up and now you're it's it's kind of where the rubber meets the road right it's where you kind of 10:14 see what the the real people you're dealing with it kind of showcases that yes definitely they like they came uh to 10:22 our facility in Porterville for a couple days and like to do the all the due diligence you know that you do if if one 10:28 wants to do a merger like this and certainly there was you know 10:34 peeling back the the onion and everyone has to see you know what's going on you know it's easy to kind of have a facade 10:40 up front right and you know this is exactly what you want right and then when you peel that back yeah is this 10:46 really what you want yeah and so in our case uh fortunately as time went on and 10:52 and both sides were looking into the other and making sure it was the right fit and that was the case and I I would 10:58 say actually it it actually got better so as as we 11:03 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com continued to know more and more on our side we felt more and more confident that okay we this is exactly 11:09 what we want and um I think that they felt the same way with us yeah as well because you know it 11:17 it is tough up front really knowing what you're getting into you really have to dig into the the company or the people 11:23 to find out uh and the way people dig and ways people share information is different and it really is a sign of how 11:29 well it does fit together yeah and this process is uh you know you bring in 11:35 lawyers now I'm my co-founder is a Harvard Law grad so I'm used to dealing with lawyers but I'm not used to you 11:41 know dealing with 12 laws at one time and the the due diligence process of putting something like this together is 11:48 they look under every leaf they know everything about you because you know on 11:53 the other side they want to make sure there's no skeletons in the closet yeah they want to make sure that um you know what we tell them is the 11:59 truth that is the technology real are the people legitimate all those different aspects we do that you know 12:07 when we're going through these due diligence calls with these lawyers and they got down to what type of toilet paper you know that we're using I mean 12:13 there is there was nothing left unturned and at the end of that process what we realized was you know 12:20 yeah we we do have something here and and they know that we have something here and they they still want to move 12:26 forward we still want to move forward and so um that's when the you know the the I guess we'll say that the marriage you 12:32 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com know coming together Yep this is this is the right thing so I wanted to actually just you you said about peeling back the 12:37 onion um and then circling back to earlier what I asked about is the is preparing 12:43 so were you were you preparing knowing kind of what that they're going to ask about the 12:49 toilet paper did you have a concept of what was coming once a deal like this was getting put together and were you 12:55 preparing for that or or was it just about building a good company for for them and and being ready 13:02 we knew some of what was going to be asked of us yeah but we did not know to what extent right 13:09 um you know the due diligence would go and so I would say that we did some you 13:15 know preparation but more just in trying to be better as a business and growing 13:20 as a business you know putting certain processes in place that that you need as 13:25 you grow especially as you want to grow into a being a public company um so those things we were certainly 13:31 working on but it definitely did not know and glad that I didn't know right 13:38 so much work yeah you know it was it was going to be again since we're using the marriage analogy it's kind of like way 13:44 more work than you realize it's going to be but also a way better than right you could have imagined right it's it's it's 13:51 a it's a different side of of a business or a marriage or whatever it is when you go to that level it's it's almost it's 13:58 bringing out a whole different thing that you don't even know exists right um looking back over the last few years and 14:04 it's nice because you've been on the show a couple times um do you can you reflect now on a The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 14:09 couple key moments over the last couple years where or maybe not just you but your your business partner as well have 14:15 made just really good decisions that you went that was the right move maybe you didn't even 100 know it was the right 14:21 move at the time but you you made those decisions that have gotten you to hear I would certainly say the team that we 14:28 grew which Maybe it hasn't been the most experienced team but from the grittiness side 14:34 um they they just powered through and and uh you know made made this all happen 14:42 and to give you some examples of some of the things that we did so the Tuatara which 14:47 is really kind of our Flagship product a utility vehicle to bring that to fruition I took a team 14:55 over to New Zealand and pitched this idea of electrifying their product you 15:00 know in the dining room of of the manufacturer over there in New Zealand 15:06 um and you know we landed that project and that's really helped be the proof of concept for hey this is what we can 15:13 bring to you as a manufacturer um and another example of that is we we 15:20 took a team to Ghana and pitched to them this idea of hey you have this you know large Fleet of refuse trucks what if we 15:28 electrified the the entire fleet and so it was our willingness to get on a plane 15:33 go in front pitch this idea create a relationship in person is 15:39 always it's just a different ask in person than you know a zoom call or it's 15:45 a different way it is yeah and I think that really resonated well with our partners and they knew uh the lengths 15:52 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com that we were willing to go to make sure that this was going to happen and they believed in US executing it so 15:58 specifically those two the Tuatara deal and the Ghana refuse 16:04 truck deal I think uh were huge markers you know in the evolution of zero knocks 16:10 what's your background before before this I wish I could say it was like engineering or yeah something in the EV 16:16 space but it's really just a Serial entrepreneur real estate actually I was a mortgage broker oh yeah I have some 16:22 real estate investment companies and and it's just it's I think I've started probably like 15 different businesses in 16:28 my life I just love the idea of starting a business and seeing it grow yeah and 16:34 so for me this the coming together this this whole acquisition is kind of like 16:39 uh bringing it all together because we started zero knocks at like nothing right so to see a company go from 16:47 absolutely nothing and then now you know we're going to be into a public company it's kind of for me it's the the perfect 16:53 yeah you know the perfect circle of life in a way did you were there on those you 17:00 know know in the on the real estate side and that are you you must use a lot of it though I know 17:06 it's a very sort of open-ended question but it how much of it are you using in a daily you know the selling working with 17:13 people all the skills you develop in those environments 100 the relationship 17:18 building so my side of the business is product and business um relationships development and so 17:26 all those skills that you know I had learned in in my my past jobs you know 17:32 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com have come to help me when I was a uh straight out of college trying to figure 17:38 out what I wanted to do with my life I had a mentor tell me hey go do door-to-door sales and you'll be able to 17:43 sell anything yeah and so I had done that and what's great about it is you know in with door-to-door sales you 17:50 got a hundred no's to five yeses that's cool so I just got to talk to 100 people a day to do my sales 17:57 that put me in a position where I have no problem you know asking 18:02 um for the sale and when you now here at zero Knocks when I when I talk to a manufacturer or 18:09 a large Fleet about electrification I I don't think I've ever gotten a 18:14 manufacturer say no we're not interested so um it's awesome that that now now on the 18:21 on the sales side it's a lot easier yeah than then but that experience that I had you know 18:28 previous has really helped me to to build these relationships up and and not 18:34 be afraid to go and and fly across the world right and Pitch you know just kind of knowing you just kind of know what it 18:41 takes there's just no sort of question right yeah you have to have that grittiness you have to have that that 18:46 willingness you know to to pitch to someone and maybe they're gonna say no and that's just fine yeah and you go to 18:52 the next question yeah uh but I think fear of failure is something that kind 18:58 of can stymie growth yeah and um and so in my own personal you know 19:05 business Journey that's been really helpful for me to um these past jobs that it's helped you 19:12 know develop uh you know the abilities to to not worry about those things yeah do you um when you're when you're when The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 19:19 you're dealing with because I want to talk a little bit about sort of that that Global reach you're trying to develop is is it how much of the 19:28 this is gonna you're not gonna be able to give me an exact number but how much of it is the value that you're bringing 19:33 with your with the product offering as opposed to the the ability to build 19:39 those relationships and and I I am really curious about it because you have such a valuable product 19:46 that people need they want I mean there's I mean governments are pushing for companies to do it like there's so 19:52 much behind it a willingness but yet you still have to kind of get through that door build that trust it's kind of an 19:58 interesting thing you have to do it is because all the stakeholders involved you 20:03 mentioned the governments and businesses and corporations the end consumer they all want this the electrification 20:09 cleaner technology you know lower emissions so that's why the Market's so great because 20:16 everyone wants it but what's interesting is well why can't we have more of it because you look at the investment going 20:21 into it it's it's very complicated and so to answer your question 20:27 certainly it's the part of it's the product but it's also selling to the 20:34 manufacturer we're not just providing an electric powertrain platform for you 20:40 we're also creating you know a support network there's a lot of other Solutions along 20:46 the whole ecosystem of how do you deploy a fleet of electric equipment or Vehicles you know out into the mining or 20:53 the AG or the construction industry and so you know renewable microgrids like The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 21:00 how do you how's the infrastructure going to work to charge these things the power management side of it yeah 21:06 um of course the development side of of and the design side of the powertrain 21:12 itself and the back end support you know how do you train up this Workforce because 21:18 I think it's in the UK something like 84 percent of their technicians uh are not 21:24 properly qualified to to safely work on EVS so that's in the UK If you think 21:29 about the rest of the world I'm sure it's even worse those are the the type of of 21:34 um solutions that we need to provide to our manufacturers so when we go and establish this relationship it's not 21:41 just I have this electric powertrain platform that will work for your application it's I want to partner with 21:46 you and here's the problems that you're going to have right and here's how we are going to help you solve those 21:52 problems right and so it is a relationship and because they have to believe you and they have to see that 21:59 you've executed before um because once they partner with you there's this stickiness right because if 22:06 they partner with us and then they throw a thousand units out into the wild they need to make sure that yeah you know the 22:12 support is going to be there on the back end dayquip specializes in the design and manufacturing of attachments for all 22:17 makes and models of compact excavators wheel loaders crawl dozers and articulated dump trucks 22:23 you can choose from any of their engineered attachments or they can design and build to your specifications all of their products can be shipped The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 22:30 anywhere in North America hassle free if you don't see it just ask and they will 22:35 build it check out their website www.dayquip.com or email them info 22:40 dayquip.com for sales quotes and support Fender Dunlop usflex belts are 22:46 engineered to withstand the harshest applications delivering benefits that solve customer problems via Superior rip 22:51 tear and impact resistance us flags are extremely strong and robust belts that are difficult to destroy which is 22:57 important for heavy duty bulk Material Handling environments made in their very own North North American manufacturing 23:03 facilities this revolutionary Concept in straight warp conveyor belting is up to three times more impact resistant versus 23:09 competitor belting us Flex users use fewer belts per year make fewer belt repairs and Replacements reduce or 23:16 eliminate belt down time and improve employee safety you can visit Fender dunlopamericas.com to learn more about 23:22 their premium usflex conveyor belting introducing the solar set fold the new 23:27 foldable frame solar system brings power to your residential and commercial property and can be shipped worldwide like all solar set products the solar 23:34 set fold comes TurnKey pre-assembled and is easily transported and installed learn more about solar step fold and 23:39 their full line of amazing solar systems at solarset.com so there's such an opportunity for scale uh for for what 23:47 you're doing because you're you're integrating it into trying to existing fleets right correct so uh like 23:53 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com you we brought up going to Ghana can you kind of I think you actually talked about that on the other one of the other 23:59 episodes a little bit but I'd like to kind of explore it a bit more can you get give us a little more insight into what that was for absolutely the 24:06 original idea was we found this partner the despawn group they're one of the largest and most Diversified companies 24:13 in Africa and have something like 70 different subsidiaries their largest subsidiary is a company called Zoom lion 24:19 that does uh refuse trucks and gone in and some of the surrounding African countries so they have a fleet of 2 2000 24:26 of these refuse trucks so we had pitched to them this idea of electrifying a thousand of of their Fleet and so we 24:34 signed that contract last year to do that and we actually have three of their 24:39 trucks in our facility in Porterville California oh really yeah so we're going to be doing the pilot program in California and then ship those back to 24:47 Ghana once they're complete and then once the validation testing is done then we will begin uh the mass orders which 24:54 will be over a two-year period uh a thousand a thousand units so what's 24:59 great about that is again going to this the partnership idea that I was mentioning we're training up their 25:05 technicians to actually do the e-kits so certainly our team's going to be there to assist them but thousand uh retrofits 25:13 in a few years is a huge ask and so we're upskilling their Workforce we're 25:20 we're actually building curriculum locally that we're going to be sending another one of the subsidiaries that 25:25 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com just spawn has is they just falling academy uh so we're actually providing an opportunity for their existing 25:31 mechanics to upskill to a technician and on top of that they're going to use that 25:37 same curriculum to train not just those mechanics and internally but they're 25:42 going to offer that externally to other other folks over in Ghana who want to have that Workforce Development and so 25:49 that's that's a big part of the process is coming up with those Solutions the 25:55 infrastructure side helping them set up you know the charging infrastructure and tying it to Renewable Power because you 26:03 got to make sure that the power that you're right coming in has come from a clean grid right um so yeah those are 26:09 some of the the items that we're working with them on and so why what made it a 26:15 good fit for them what was that what was that value add is it based on the the 26:20 power sources they have what sort of set it all up they want to be the face of clean 26:26 technology in Africa and this was a way for them to start that their refuse trucks from a emission standpoint had 26:34 such a huge impact in the in all of Ghana and so it was a good place to to 26:39 begin this transition and so that's why they decided that they 26:45 wanted to move forward with it we actually signed a a memorandum of understanding we're going to be creating 26:51 a joint venture with them to distribute other electric vehicles and charging 26:56 stations and and the renewable microgrids throughout Ghana and Africa but that all started with this first 27:05 electrification project and so they saw an opportunity to be the first mover you The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 27:12 know in in the Ghana market and and even in Africa and and then use that to 27:17 really Jetson in into something larger and and you know do something in the whole of Africa so are they 27:25 let's say someone's watching this episode now what is this what can they expect if you're uh I don't know but 27:32 let's say you've got some fleet in in one in U.S or Canada and you're looking what what is this sort of expectation 27:39 that they should have coming in from that initial conversation that they're going to have with you 27:44 when you think about wanting to Electrify like everyone's for cleaner technology obviously 27:51 you have to think about the performance and the economics those are the other two points that when you talk about you 27:56 know real sustainability that have to be brought up so in the case of people with large fleets the economics can be there 28:04 right because they have existing equipment you don't want to necessarily buy a brand new EV because you have 28:10 working equipment right and so swapping out that existing powertrain to Electric 28:16 yeah you know and in the case of the just spawn group I think it was something like a two-year return on 28:22 investment which is incredible so for fleets to have say a two to three year Roi the economics are there and then the 28:30 performance aspect you've got to make sure that it's designed to fit the duty cycle of what 28:36 you're doing right yeah so most fleets their equipment is doing the 28:42 same thing in different locations yeah and so to partner with a zero knocks we can 28:48 design a Powertrain that fits their precise needs so it makes sense from The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 28:53 cleaner higher performing cost effective and that's that's why a fleet is going 29:00 to do it it has to make sense in all three categories right is it uh when you're talking what is 29:09 what is an example of a company not the specific company of course but a company that 29:15 why do they say no if they are saying no or or why do they delay it is it if if 29:21 all those line up are most of them going or is there still uh just because it's new do you still sort of run into that 29:28 where they're trying to figure out you know even if the ROI is there on paper just sort of that real world application 29:35 um for a company that's got a large it's just a huge undertaking I guess is that is that a roadblock of just the pure 29:41 undertaking that they'd have to do I don't know that the undertaking itself is the roadblock I do 29:47 think it's is this the right time because we see how quickly Innovation is happening right they want to make sure 29:54 that they don't get something that gets left behind you know next right here yeah so there's that aspect to it 30:00 there's the are we actually capable of supporting this in the back end and that's a real 30:06 worry for a film or a manufacturer um is you know everyone has mechanics 30:11 that fix a problem by turning a wrench and then all of a sudden you introduce electric powertrain it's 80 software 30:18 issues it's just a different animal and so there is anxiety around that right 30:24 um so I think that's more where the anxiety is I think everyone knows it's going to happen 30:30 um then there's a are we going to do this internally are we going to try and bring in the expertise internally or are 30:36 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com we going to you know try and partner with like a zero knocks to make it happen it's hard to do it internally because 30:42 most of their engineering is built around mechanical engineering right EVS 30:47 are are that combination of hardware and software right yeah right most manufacturers just don't have that 30:54 in-house and so it's it's a it's a it's a tall order to try and make it happen that way which is why we feel like we're 31:01 in a great position to to be their partner what about the oems partnering up for them exactly that and that's 31:08 where that's where we want to be and we realize that ultimately that would that's should be a driving force behind 31:14 the company though yeah yes that's our that's our play that our how do we get you know market share it's partnering 31:21 with manufacturers who already have you know the market share yeah we want to be like the Intel inside or you know the 31:27 Cummins that everyone's using right um they're you know powered by zero knocks on the side of their equipment 31:34 um that's that's absolutely the end goal of what we're doing so in OEM what is there what is their adoption process 31:39 going to be like because I'm guessing it's different obviously than integrating into an existing Fleet what would they have to what would they have 31:46 to go through to really actually adopt that into their product line 31:51 so we try to make it as seamless as possible to get into their existing 31:57 manufacturing process so as long as we design the system to fit within the volume constraints of their piece of 32:04 equipment or vehicle we just become another component supplier in a lot of ways right so when The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 32:11 we do the initial designs we take their Cad and rip out the internal combustion engine now we know what the volume 32:17 constraints are that we have to deal with right so that they don't have to completely retool their manufacturing 32:22 process to to bring it to Market and that's an intentional strategy that we 32:27 have because we don't want necessarily a purpose-built new EV in the sense of 32:33 they are redesigning their entire piece of equipment we want to work within the constraints that they already have so we 32:39 can help bring that electric version to Market as quickly as possible without disrupting their existing manufacturing 32:46 process right is that uh when you're having those conversations is that how 32:52 does it compare to let's say two years ago three years ago is it is it continuing to ramp up 32:57 um like like even I don't know like when did that when did the Prius come out that was 33:03 20 15 years ago maybe or so um and then you know within five years 33:09 they're just all over the road and then it's just sort of it's sort of escalated from there you know Tesla and all these 33:14 you know now there's an EV truck and all that sort of thing so is that is that appetite still carrying that momentum do 33:22 you find in your space absolutely I think there's a statistic something like 52 of car buyers want an EV so and less 33:32 than one percent of of uh the actual uh car market right now is selling an EV so 33:39 you can see that there's a huge demand and a lack of actually being able to supply what's desired I think the same 33:45 is true on the off-road side and obviously that's what we focus on I do think it's a little bit more The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 33:51 difficult going back to the ecosystem because infrastructure is being deployed 33:57 you know say in the United States on you know even the government is assisting in helping set up charging stations all 34:04 over the place you know those types of things are are a lot more far along than you know you 34:12 talk about uh in the off-road side and how do we have a a mobile you know 34:17 renewable microgrid to be charging these things in the field or you know in a mine Etc so there's some considerations 34:23 there that that where Innovation needs to come through and help us out and that's something that we're working on 34:30 at zero knocks but those are the some of the solutions that we have to help our 34:35 manufacturers yeah with to help get them over the line because the consumers they 34:40 want it but they also need the solution which isn't necessarily there yet right yeah I mean we like we go hunting and 34:47 that we you know take our side by sides and that and like we we would we would love to have a light bulb they're quiet 34:53 so we'd really like to have them um for other reasons but but it's but 34:58 you're up in the mountains so it's like if you're out there for a week okay you're doing a generator up to power them and you know so what do you think 35:06 like on the really that off-road side like take them out in the in the mountains for do you think there is a 35:11 solution there that some you know it'll be like uh merged with like a certain RV that's got solar on the top like like 35:17 how do you eventually get to that do you think I mean I'm talking obviously it's ways out but exactly I think that 35:24 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com application is a little bit farther out yeah I think that the application that 35:29 should be focused on are the Duty Cycles that are consistent right because that's what is best in electric like we know 35:36 you know you're using it you know 12 hours a day what exactly you're doing with it then and multi-unit so you're on 35:44 a cycle and all that sort of exactly you can you can you can build a fit but if you're using it four hours eighty 35:50 percent of the time and then 20 of the time you use it 20 hours it's really hard to build a efficient 35:56 system to fit that duty cycle right so in the case that you brought up with you know using as a hunting utility vehicle 36:03 you know being gone for a week well if you do that twice a year it just it doesn't make economic sense right 36:10 um so we're really quiet though right um they so these uh Cycles are you I 36:18 guess that's the other thing though is you will if someone was adopting the the fleet then like you said earlier you're 36:24 actually developing you're working with them to develop that plan I would imagine right exactly right we want we 36:31 want to understand what is it that this thing needs to do so that we can build it as efficiently as possible because 36:37 the largest cost of an electric power train is the battery so if we can cut the battery size in 36:43 half and you can fast charge this on an hour break for instance it's going to have real repercussions when you look at 36:49 return on investment in the economics behind it so we really have to understand what the actual use of the 36:56 vehicle or piece of equipment is in order to provide either the manufacturer 37:01 The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com or the fleet uh you know with the the best option um I'll just wrap it up here is it so 37:08 what was it like for your team this this merger and announcing that um I know there's some some steps still but um 37:15 just when the team I mean everybody I know you've had a few people that have kind of been there from the beginning what was that sort of feeling like 37:22 you're sharing that with and people sort of seeing this vision of the company sort of coming to fruition 37:28 tons of excitement certainly from those stakeholders whether they were you know 37:33 employees or investors from the beginning to see us come to this point a lot of them was a lot of them still with 37:39 you yeah all of them really wow and so it was great to get like those text messages like I can't believe that this 37:46 actually you know worked out on my own did I know that's a good thing if you had the faith in me but 37:51 um so it was it was it was incredible though to the excitement so from our our 37:57 team of of employees you know understanding wow all that all this hard work all this hard work yeah paid off 38:03 and it's not that you know it's not the end of the journey it's just opened up 38:09 the ability to do way more than than we could have before and so there's that excitement and then the same thing for 38:15 our shareholders no one's looking to make a quick exit yeah um they're just excited of the growth 38:22 potential that this is offering us do you uh you know what does the next year look for for you professionally what is 38:29 what does it look what do you need to focus on over the next year the next two years on the company The Voice of Industry

Ph: 1-778-819-6204 TF: 1-866-737-0470 E: info@crownsmen.com www.crownsmen.com 38:34 specifically execution if you look at the next 12 months for us we have a three to four pilot 38:40 um projects that we're currently working on and and once those get validated you know then the mass orders can begin so 38:46 from an execution standpoint it's all about well executing on those pilot programs you know showing that they can 38:53 do what we said that they could do and then those Partners whether it's the large Fleet at De Spong or one of our 38:59 OEM partners and you know then they're going to begin to integrate that into their existing process and and product 39:07 lineup so right execution execution execution great well in our next step I 39:12 think our next episode is going to be in Africa right isn't it no absolutely yeah all right Robert thank you very much for 39:18 coming on a pleasure thanks for having me thank you and thank you everybody for watching um it's great doing these episodes of 39:24 the event and it's great you know like as we said Robert and I we haven't actually met in person so it's great to do it like this and uh please keep 39:30 watching thank you for supporting us we'll have lots of links to zero knocks if you want to know more or connect with their team thank you for watching we'll 39:36 see you on the next episode of the construction show English (auto-generated) The Voice of Industry

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between The Growth for Good Acquisition Corporation (“G4G”) and Zero Nox, Inc. (“ZeroNox”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities, (xiii) the risk that the transaction may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange, (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the Registration Statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF G4G ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in Solicitation

G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain a free copy of these documents as described in the preceding paragraph.